UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 26

Casey’s General Stores, Inc.
(Name of Subject Company)

Casey’s General Stores, Inc.
(Name of Person Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 26 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (together with any amendments and supplements thereto, the “Schedule TO”), to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $38.50 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

     On September 9, 2010, Mr. Myers had a telephone conversation with Mr. Bouchard.  During the conversation, Mr. Bouchard requested that Couche-Tard be permitted to engage in discussions with Casey’s regarding a potential transaction.  Mr. Myers responded that he would get back to Mr. Bouchard shortly on such request.

On September 10, 2010, Mr. Bouchard sent the following letter to the Board, and Couche-Tard issued a press release that included the letter:

September 10, 2010

The Board of Directors of Casey's General Stores, Inc.
Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

To the Board of Directors of Casey's General Stores:

We read with interest that you have authorized discussions with 7-Eleven, Inc.

We are disappointed that, instead of engaging in discussions with us with respect to our all-cash, fully financed tender offer for Casey's General Stores, Inc. (“Casey’s”), including our recently increased offer price of $38.50 per share, over the last five months, you have continually created obstacles that are designed not only to impede our offer, but to impede a sale of Casey’s to any party. On September 7, 2010, with only two weeks remaining before the 2010 Annual Meeting of Shareholders of Casey’s (the “Annual Meeting”) and only days after completion of the self-tender by Casey’s, you announced that you have authorized discussions with a third-party to explore a transaction based solely on a preliminary proposal that was first communicated to you in a telephone call on September 2, 2010. This appears to be an attempt to distract your shareholders, in the midst of a proxy contest, from considering our fully financed offer.

Since you have begun the process of exploring a sale transaction involving Casey’s, we fully expect that you will afford us the same opportunity to participate in the process. Our senior management team and our legal and financial advisors have been and remain ready to meet with you and your representatives to negotiate a transaction that benefits your shareholders. We are prepared to proceed expeditiously.

Your shareholders will benefit if all interested bidders are granted equal access to the process and an opportunity to submit offers derived from that process. In our case, our offer has been made public since April 2010, and we have increased our offer price to $38.50 per share. If we are granted access to a fair process and have the opportunity to conduct a confirmatory due diligence review of Casey’s, we would be willing to consider further increasing our offer. Should Casey’s decline to conduct a fair process, your shareholders would be deprived of additional value that we may have been willing to offer.

To that end, we suggest that you delay the Annual Meeting, currently scheduled to be held on September 23, 2010, for two to three weeks so that you can complete a full and fair sale process and report the results of such process to your shareholders prior to the Annual Meeting. In this manner, your shareholders, the true owners of Casey’s, will have the opportunity to decide the future of Casey’s for themselves with the benefit of complete information.

We trust that you will act in the best interest of your shareholders and proceed with a full and fair sale process in a manner consistent with the above. We look forward to a timely and favorable response.

Sincerely,

Alain Bouchard
President and Chief Executive Officer

On September 14, 2010, Mr. Myers sent the following letter to Mr. Bouchard, and Casey’s issued a press release that included the letter:

September 14, 2010

Mr. Alain Bouchard
President & Chief Executive Officer
Alimentation Couche-Tard Inc.
1600, St-Martin Blvd. East
Tower B, Suite 200
Laval (Quebec) H7G 4S7

Dear Mr. Bouchard:

   I am writing in regards to your September 10th letter to the Casey’s Board of Directors. As an initial matter, the Casey’s Board was surprised that you went public with the letter less than 24 hours after our September 9th phone conversation before allowing me the opportunity to respond to your demand that Couche-Tard be afforded an opportunity for discussions with Casey’s, as I indicated I would.
As we have disclosed in our public filings, our Board has thoroughly reviewed Couche-Tard’s $38.50 per share offer and firmly believes that it substantially undervalues Casey’s and is not in the best interest of Casey’s, its shareholders and its other constituencies. Our Board strongly believes in Casey’s ability to continue to deliver significant value to its shareholders and, as such and in contrast to your numerous erroneous public statements, has not determined that a sale transaction is in the best interests of Casey’s, its shareholders or its other constituencies.

The Casey’s Board takes its fiduciary duties very seriously and will continue to thoroughly evaluate any proposal that Casey’s receives. We are, of course, willing to extend to an interested party the opportunity for discussions regarding a potential consensual transaction, provided that the starting point for such discussions is acceptable. The Casey’s Board has authorized me to respond to your September 10th letter to confirm its belief that your inadequate and highly conditional $38.50 per share offer does not serve as a basis for discussion.

Your offer includes at least five negative conditions that have already been triggered and also includes an affirmative condition requiring an amendment to Casey’s senior notes that is virtually incapable of being satisfied. You have given no indication as to whether you intend to waive or withdraw any of these conditions. This unusual and extensive level of conditionality concerns us because it means that Couche-Tard can simply walk away from its offer at any time, without purchasing any tendered shares.

In addition, you have not provided sufficient information about the proposed financing for your offer for anyone to determine the likelihood that you will be able to fund the purchase of Casey’s shares. We understand that you require funding for your proposed transaction both under your new credit facilities and under your pre-existing credit facilities. We know that drawdowns under your new credit facilities are conditioned on your obtaining consents or waivers from the lenders under your pre-existing credit facilities and on your meeting certain financial tests after giving pro forma effect to an acquisition of Casey’s. However, we do not know whether you have obtained the required consents or waivers or whether you are likely to meet the required financial tests. Additionally, because you have not publicly filed the credit agreement in respect of your pre-existing credit facilities, we do not know the terms of those facilities, including the conditions for drawdowns.

The seven independent directors and I are also disappointed to see that Couche-Tard is increasingly utilizing misrepresentations and mischaracterizations in its public statements and in its tender offer and proxy solicitation materials. Couche-Tard’s latest press releases, which question the integrity of Casey’s Board and the legitimacy and timing of Casey’s disclosure of the unsolicited preliminary proposal that we first received from 7-Eleven, Inc. on September 2nd, are entirely unfounded and absurd.

Casey’s has a strong history of transparency and good governance. Further, Casey’s Board has consistently acted in the best interest of Casey’s, its shareholders and its other constituencies. Couche-Tard’s disingenuous attempts to call into question the ethics of our company and Board instead cast significant doubt on Couche-Tard’s own credibility as well as the credibility of its nominees to our Board.

In your September 10th letter, you also suggested that Casey’s reschedule its annual meeting. We plan to proceed with holding our annual meeting on September 23, 2010. We note that Couche-Tard has failed for over the more than five months since initiating its hostile takeover attempt to put forth an offer that would serve as a starting point for discussions. Throughout this process, Casey’s Board has acted and responded to developments responsibly. Our Board will continue to evaluate the timing of the annual meeting and, if events unfold such that our shareholders need additional information and time to consider developments in order to make informed decisions, please be assured that our Board will act appropriately and in the best interest of our shareholders.

Sincerely,

Robert J. Myers
President and Chief Executive Officer

ITEM 8.  ADDITIONAL INFORMATION

“Item 8. Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the second paragraph:

On September 13, 2010, Casey’s filed its reply in support of its motion to dismiss the consolidated action.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(40)	Press release issued by Casey’s General Stores, Inc., dated September 14, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on September 14, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

	By:	/s/ Robert J. Myers
		Name:	Robert J. Myers
		Title:	President and Chief Executive Officer
Dated: September 14, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(40)	Press release issued by Casey’s General Stores, Inc., dated September 14, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on September 14, 2010).